ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2005
SECOND QUARTER RESULTS

TORONTO, ON — May 10, 2005 — Envoy Communications Group Inc. (NASDAQ;ECGI, TSX:ECG) today announced its financial results for its second quarter and six months ended March 31, 2005.

Revenue for the quarter increased 6% to $11.2 million compared to $10.6 million for the second quarter of 2004. Revenue this quarter compared to last quarter increased by 12%. Net earnings for this quarter was $0.8 million, or $0.04 per common share, compared to a net loss of ($3.6) million, or ($0.30) per common share for the same period last year.

Envoy completed the acquisition of Parker Williams Design Limited in the United Kingdom at the beginning of March and was, therefore, only included in our results for one month.

For the six months ended March 31, 2005, revenues increased 8% to $21.2 million, versus revenues of $19.6 million for the same period last year. Net earnings were $1.5 million or $0.06 per common share, compared to a net loss of ($4.1) million or ($0.40) per common share for the same period last year. Our investment income for the six months ended March 31, 2005 was $1.5 million.

Envoy’s subsidiaries, Watt International and Watt Gilchrist continue to acquire new accounts. In our second quarter, they were awarded $3.0 million in new business contracts in the following sectors: food and beverage, shopping center, packaged goods, fashion, jewelry, department store, publishing and foodservice.

“Remarkably, these new business wins span six countries including China, England, the United Arab Emirates, Chile, Canada and the United States. The results of these new accounts will begin to positively impact our third and fourth quarters,” said Geoffrey Genovese, CEO of Envoy Communications Group Inc.

“We are on track with our guidance of $0.20 per share for the current fiscal year. Our earnings have traditionally been heavily weighted to the last half of the year, in particular our earnings will be strongest in the last quarter of this year,” said Genovese.

In the first six months of this fiscal year, Envoy repurchased 1,457,336 shares under its normal course issuer bid program. This resulted in a total of 21,959,264 shares outstanding as of March 31, 2005.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call: Envoy Communications Group Inc. Contact: Geoffrey Genovese Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2005	2004

Net revenue	$21,216,530	$19,625,938

Operating expenses:
Salaries and benefits	14,113,614	13,357,627
General and administrative	4,006,262	3,571,930
Occupancy costs	1,950,252	1,409,668

	20,070,128	18,339,225

Depreciation	1,204,042	1,162,973

Investment earnings	(1,502,555)	(49,465)

Accreted interest imputed on warrants and debentures	—	2,552,991

Interest expense (income) and financing costs	(21,846)	991,100

	19,749,769	22,996,824

Earnings (loss) before income taxes, minority interest and discontinued operations	1,466,761	(3,370,886)

Income tax expense	—	215,121

Earnings (loss) before minority interest and discontinued operations	1,466,761	(3,586,007)

Minority interest	8,012	—

Earnings (loss) from continuing operations	1,458,749	(3,586,007)

Income from discontinued operations, net of income taxes	—	(465,142)

Net earnings (loss)	$1,458,749	$(4,051,149)

Earnings (loss) per share
Basic	$0.06	$(0.40)
Diluted	0.06	(0.40)

Weighted average number of common shares outstanding	22,705,236	10,031,191

Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2005	2004

Deficit, beginning of period	$(48,344,277)	$(45,237,473)

Net earnings (loss)	1,458,749	(4,051,149)

Deficit, end of period	$(46,885,528)	$(49,288,622)

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

As at:	March 31	September 30
	2005	2004

Current assets	$37,533,458	$59,258,764
Long-term assets	49,116,953	29,620,763

	86,650,411	88,879,527

Current liabilities	12,277,745	11,626,798
Long-term liabilities	297,831	361,230

	12,575,576	11,988,028

Minority interest	175,339	—

Shareholders’ equity	73,899,496	76,891,499

	$86,650,411	$88,879,527

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2005	2004
Net revenue	$11,227,895	$10,584,234

Operating expenses:
Salaries and benefits	7,342,214	7,537,871
General and administrative	2,186,345	1,764,766
Occupancy costs	1,008,985	717,197

	10,537,544	10,019,834

Depreciation	620,605	585,771

Investment Earnings	(487,038)	(49,465)

Accreted interest imputed on warrants and debentures	—	2,302,111

Interest expense (income) and financing costs	(29,945)	603,971

	10,641,166	13,462,222

Earnings (loss) before income taxes, minority interest and discontinued operations	586,729	(2,877,988)

Income taxes	(233,402)	215,121

Earnings (loss) before minority interest and discontinued operations	820,131	(3,093,109)

Minority interest	8,012	—

Earnings (loss) before discontinued operations	812,119	(3,093,109)

Loss from discontinued operations, net of income taxes	—	(465,576)

Net earnings (loss)	$812,119	$(3,558,685)

Earnings per share
Basic	$0.04	$(0.30)
Diluted	0.04	(0.30)

Weighted average number of common shares outstanding	22,329,631	11,795,962

Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2005	2004
Deficit, beginning of period	$(47,697,647)	$(46,309,785)

Net earnings (loss)	812,119	(3,558,685)

Deficit, end of period	$(46,885,528)	$(49,868,470)